Investor Presentation Addendum
AOL, Inc.
May 31, 2012

AOL's accusation that Starboard intends to "liquidate" the company is completely false

- AOL continues to falsely claim that Starboard intends to liquidate the Company. Unfortunately, this is part of the Company's disingenuous attempt to mislead shareholders so they would not support our efforts to elect qualified shareholder representatives to AOL's Board.

- Nowhere in any of our presentation materials, letters to the Company, letters to shareholders, or any other form of communication, have we ever used the word "liquidation" or otherwise implied that it was our intention to liquidate the Company.

- To be even more clear, Starboard and its highly qualified nominees are **not planning to liquidate AOL**.

- On the contrary, Starboard believes there are significant opportunities to create shareholder value by increasing the profitability and cash flow of the Company. AOL has a number of highly valuable businesses, many of which are not being operated efficiently.

  - Specifically, we believe AOL is losing more than $500 million per year in its Display business due to operating costs that we estimate exceed $1.1 billion per year.[1]

  - Despite these significant losses, we believe AOL's Display business can be run profitably, if operated more efficiently. There are other similar online advertising-based business models, such as WebMD and CNET, prior to its acquisition in 2008 by CBS Corporation, that have similar or smaller scale that operate with attractive profit margins.

We are not planning to liquidate AOL.

If elected, our nominees plan to work with the Board to help optimize the performance of AOL's businesses in order to drive a material improvement in profitability, cash flow, and shareholder value.

(1) Display revenue figures from Company filings. Disaggregated Display losses are based on Starboard Value estimates derived from assumptions including EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other businesses. These values are derived from conversations with the Company, competitors, Wall Street research analysts, and Starboard Value internal estimates.



AOL not only continues to attempt to mislead shareholders about Starboard's intentions, but also about the Company's own performance

AOL's Misleading Argument	Reality
AOL's stock increased 166% and significantly outperformed its peers since AOL's August lows.[1]	▪ The August low is an arbitrary, cherry-picked point in time selected to make stock price performance look as favorable as possible. ▪ The reality is that, since the spin-off from Time Warner through the day prior to Starboard's involvement, AOL's stock price declined 45.1% and materially underperformed both the broader equity markets and its peers.[3] ▪ Even including the time period since our involvement, over which AOL's stock price has increased 75.6%, AOL's stock price has still declined 3.7% since the date of the spin-off. Over this period, the Russell 2000 returned 30.3%, leading to relative underperformance of 33.9% for AOL.[4]
AOL's Board and management have a demonstrated track record of creating and unlocking shareholder value, including $1.7 billion unlocked to date through divestitures and capital return.[1]	▪ AOL's stock price at the time of the spin off was $27.00 per share. ▪ AOL's stock price the day prior to Starboard's involvement was $14.81 per share. ▪ AOL's current stock price is $26.01 per share.[4] ▪ The company does not pay dividends. ▪ Where exactly is the $1.7 billion of "unlocked" value for shareholders?
AOL stated that James Warner, one of Starboard's nominees, has "No public company experience at a company with greater than $100 million in revenue."[1]	▪ This statement is completely false. ▪ Mr. Warner was an executive officer at aQuantive, Inc., a public company, from 2000 to 2004, in his capacity as President of Avenue A/NYC, and then served as Executive Vice President of Avenue A | Razorfish through 2008. Prior to the sale of aQuantive for approximately $6 billion to Microsoft in 2007, aQuantive generated $442 million of revenue in 2006. ▪ From 1995 to 1998, Mr. Warner was President of CBS Television Network, a business unit within publicly-traded CBS Corporation. Revenue at CBS Corporation grew from approximately $1.1 billion in 1995 to approximately $6.8 billion in 1998.
Imply that quarter-over-quarter revenue and OIBDA growth from Q3 2011 to Q4 2011 shows positive leverage in AOL's business model, and more specifically, on the high fixed-cost base of the Display business.[2]	▪ Cherry-picking Q3 2011 to Q4 2011 to demonstrate revenue growth of $45 million and OIBDA growth of $38 million is highly misleading because 4Q is AOL's seasonally strongest quarter. ▪ Further, the fact that AOL chose not to use its most recent quarterly results, in our view, indicates an intent to mislead. ▪ An analysis of revenue and OIBDA from Q4 2011 to Q1 2012, AOL's most recently reported quarter, paints a very different picture – revenue declined by $56 million and OIBDA by $31 million.

(1) AOL presentation filed on May 24, 2012.
(2) AOL presentation filed on May 29, 2012.
(3) November 24, 2009, was the first trading date for AOL shares following the spin-off from Time Warner. December 20, 2011, represents the date prior to Starboard's first public letter to AOL.
(4) As of May 18, 2012, the date Starboard filed its investor presentation on AOL.





Analyzing revenue and adjusted OIBDA growth from Q3 2011 to Q4 2011 is highly misleading

- While AOL would like shareholders to focus on the growth in revenue and adjusted OIBDA from Q3 2011 to Q4 2011[(1)], and to specifically focus on the growth of Display during this time period, the reality is that Q4 is AOL's seasonally strongest quarter.
- Cherry-picking the Company's seasonally strongest quarter to demonstrate revenue growth of $45 million and adjusted OIBDA growth of $38 million on a quarter-over-quarter basis relative to an average quarter is highly misleading. Further, the fact that AOL chose not to use its most recent quarterly results, in our view, indicates an intent to mislead.
- Had AOL shown the sequential change in total revenue and total adjusted OIBDA from the seasonally strong Q4 2011 to Q1 2012, AOL's most recently reported quarter, the numbers would show a very different picture – a revenue decline of $56 million and an adjusted OIBDA decline of $31 million, representing a negative adjusted OIBDA-to-revenue conversion rate of 55%.

Total Revenue *($ in millions)*

$600
$500
$400
$532
$577
$521
$45 million
($56) million
3Q11
4Q11
1Q12

Total Adjusted OIBDA *($ in millions)*

$200
$100
$0
$87
$125
$94
$38 million
($31) million
3Q11
4Q11
1Q12

	3Q11	4Q11	1Q12	Change 3Q11 to 4Q11	Change 4Q11 to 1Q12
Revenue:					
Subscription	192	195	181	3	(14)
Display	137	171	130	34	(41)
Search	85	88	84	3	(4)
Advertising Network	96	105	107	9	2
Other	22	18	19	(4)	1
Total Revenue	**532**	**577**	**521**	**45**	**(56)**
Total Adjusted OIBDA	**87**	**125**	**94**	**38**	**(31)**
Adj OIBDA-to-Revenue Conversion %				**84%**	**-55%**

STARBOARD VALUE

(1) AOL presentation filed on May 29, 2012.
Source: Company filings

The right way to analyze AOL's business is on a year-over-year basis

- Rather than analyzing revenue and OIBDA growth on a quarter-over-quarter basis using the seasonally strongest quarter of the year, AOL's business performance should be measured on a year-over-year basis to eliminate the impact of seasonality.

- From Q4 2010 to Q4 2011, total revenue declined from $596 million to $577 million and adjusted OIBDA declined from $158 million to $125 million, representing an adjusted OIBDA-to-revenue conversion rate of negative 174%. While Display revenue grew by $23 million over this period, a significant portion of that growth was driven by the Huffington Post acquisition.

- Further, from Q1 2011 to Q1 2012, total revenue declined from $551 million to $521 million and adjusted OIBDA declined from $99 million to $94 million, representing an adjusted OIBDA-to-revenue conversation rate of negative 17%. While Display revenue grew by $1 million over this period, we believe it would have declined excluding the Huffington Post acquisition.



Total Revenue and OIBDA, 4Q10 and 4Q11 ($ in millions)

Revenue:	4Q10	4Q11	Change
Subscription	236	195	(41)
Display	148	171	23
Search	96	88	(8)
Advertising Network	87	105	18
Other	29	18	(11)
Total Revenue	**596**	**577**	**(19)**
Total Adjusted OIBDA	**158**	**125**	**(33)**
Adj OIBDA-to-Revenue Conversion %			**-174%**

Total Revenue and OIBDA, 1Q11 and 1Q12 ($ in millions)

Revenue:	1Q11	1Q12	Change
Subscription	215	181	(34)
Display	129	130	1
Search	96	84	(12)
Advertising Network	89	107	18
Other	22	19	(3)
Total Revenue	**551**	**521**	**(30)**
Total Adjusted OIBDA	**99**	**94**	**(5)**
Adj OIBDA-to-Revenue Conversion %			**-17%**

STARBOARD VALUE

Source: Company filings

Our nominees are committed to working with the rest of the Board to improve the profitability of AOL and enhance value for all shareholders

- **Substantially improve the profitability of Display, which we believe is losing more than $500 million per year**[1]

  - Fully allocate the costs for each content property and vertical to determine true profitability.

  - Take action with regard to unprofitable content properties and verticals.

  - Rationalize duplicative costs throughout the organization.

- **Take action on Patch immediately**

  - We believe Patch is currently losing approximately $150 million per year due to its high cost business model which is not scalable and lacks an appropriate value proposition for local advertisers given its unattractive measurable ROI.[2]

  - We believe Patch should either be restructured to profitability, partnered with a third party who will fund future investment, sold, or shut down.

- **Evaluate other opportunities for value creation**

  - Analyze alternatives to license/monetize the remaining patent portfolio.

  - Analyze whether real estate locations can be consolidated and excess real estate can be sold.

  - Determine the optimal capital structure to maximize value for shareholders.

- **Ask the difficult questions to focus the Company on dramatically improving profitability, cash flow, and value for all shareholders**

(1) Display revenue figures from Company filings. Disaggregated Display losses are based on Starboard Value estimates derived from assumptions including EBITDA margins of 80% for the Access business, 73% for Search, 5.5% for Advertising Network, and 10% for the Company's Other businesses. These values are derived from conversations with the Company, competitors, Wall Street research analysts, and Starboard Value internal estimates.
(2) Patch generated approximately $15 million of revenue in 2011, according to a Company presentation filed on May 24, 2012. We arrived at a cost estimate for Patch of $160 million in 2011 based on the following statement by the Company's Chief Financial Officer at the AOL Investor Day on June 16, 2011: "… we're going to spend $160 million a year this year on Patch…." Further, in a research report published on May 10, 2012, Barclays estimated that Patch generated EBITDA losses of $151 million in 2011.

